NEWS RELEASE

Canarc Announces Results of its Annual General Meeting

Vancouver, Canada – June 30, 2015 – Canarc Resource Corp (the “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce the voting results from its annual general meeting completed on June 29, 2015 in Vancouver, British Columbia.

A total of 37,296,850 shares were voted representing 23.69% of the issued and outstanding common shares of the Company as at its record date.

Voting results for the election of directors are as follows:

Directors	Votes For	Votes Withheld
Bradford Cooke	36,796,350 (98.66%)	500,500 (1.34%)
Leonard Harris	36,796,350 (98.66%)	500,500 (1.34%)
Martin Burian	36,793,850 (98.65%)	503,000 (1.35%)
Deepak Malhotra	36,794,350 (98.65%)	502,500 (1.35%)

Disinterested shareholders passed the two resolutions relating to shares for debt to certain insiders of the Company, voting 54% in favour of the director shares for debt resolution (including debt of prior directors) and 60.54% in favour of the officer shares for debt resolution. The shareholders also voted in favour for the number of directors to be fixed at four and the re-appointment of Smythe Ratcliffe LLP as its auditors.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company currently has a partner earning up to a 51% interest in its main asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia by advancing it to the feasibility stage. Canarc is also focused on exploring its Windfall Hills gold properties in central BC and is actively seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.